UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66968

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.E. PRIVATE CLIENT,LTD.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

89 NORTH MAIN STREET
(No. and Street)

ATTLEBORO	MA	02703
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK HANSEN	508-930-8434	support@nepcltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BYRNE & COMPANY
(Name – if individual, state last, first, and middle name)

510 Jasmine Ave	Newport Beach	CA	92625
(Address)	(City)	(State)	(Zip Code)

8/19/25	7329
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HANSEN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.E. PRIVATE CLIENT,LTD _____, as of 12/31 _____, 2 5 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Mark Hansen_

Title:
PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents:

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Cash Flow Statement

Notes to Financial Statements

Schedule 1- Computation of Net Capital

Computation for Determination of Reserve and Information Related to Possession or Control Requirements

Report of Independent Registered Accounting Firm

Exemption Report



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of N.E. Private Client. Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client, Ltd. as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client, Ltd. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client. Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Computation and Information Related to Possession or Control Requirements has been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Byrne & Company

We have served as N.E. Private Client, Ltd.'s auditor since 2026.

Corona Del Mar, California

April 21, 2026

N. E. Private Client, Ltd.
Statement of Financial Condition
December 31, 2025

ASSETS

CURRENT ASSETS

Cash	$	133,558
12b(1) fees receivable		75,550
Commissions receivable		1,347
Other Assets		50
TOTAL CURRENT ASSETS		210,505
TOTAL ASSETS	$	210,505

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

State Income Taxes Payable	$	16,000
TOTAL CURRENT LIABILITIES	$	16,000

LONG TERM LIABILITIES

TOTAL SHAREHOLDER'S EQUITY		194,505
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	210,505

The accompanying notes are an integral part of these financial statements

N. E. Private Client, Ltd.
Statement of Operations
For The Year Ended December 31, 2025

REVENUE		
Trailing Commissions		449,432
Mutual Fund Commissions	$	24,259
Total Revenue		473,691
EXPENSES		
Payroll expenses	$	165,136
Professional fees		33,769
General and administrative		31,013
Licenses, dues, and registration		9,015
Total operating expenses		238,932
INCOME BEFORE INCOME TAXES		234,758
State Income Taxes		16,000
NET INCOME	$	218,758

The accompanying notes are an integral part of these financial statements

N. E. Private Client Advisors, Ltd.
Statement of Cash Flows
For The Year Ended December 31, 2025

Cash flows from operating activities	
Net Income	$ 218,758
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	10,405
(Increase) decrease in other assets	7,324
Increase (decrease) in accrued expenses	(9,000)
Net cash provided by operating activities	$ 227,487
Cash flows from financing activities	
Contributions by shareholder	$ 100,000
Distributions to shareholder	(324,373)
Net cash used for financing activities	(224,373)
Net Increase (Decrease) in Cash	3,114
Cash beginning of year	130,444
Cash end of year	$ 133,558
Cash paid for taxes during the year	$25,000
Cash paid for interest during the year	$

The accompanying notes are an integral part of these financial statements

N. E. Private Client, Ltd.
Statement of Changes in Shareholder's Equity
For The Year Ended December 31, 2025

	Total Shareholders Equity
Balance as of December 31, 2024	$ 200,120
Net income	218,758
Contributions	100,000
Distributions	(293,990)
Adjustnents	(30,383)
Balance at December 31, 2025	$ 194,505

The accompanying notes are an integral part of these financial statements

1. Nature of Operations:

N.E. Private Client, Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Rhode Island and was formed in 2004. The Company does not carry security accounts for customers or perform custodial functions relating to client securities. Mark Hansen purchased the Company on December 11, 2023 and is the sole owner.

2. Summary of Significant Accounting Policies:

Revenue Recognition

Fees are earned mostly in the form of 12b-1 fees, trailing commission on retirement plans, and commissions on customer purchases of mutual funds. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive 12b-1 fees paid by the fund up front, over time, upon the investor's exit from the fund (that is a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does nor believe that it can overcome this constraint until market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company also has a piggyback arrangement with Westminster Financial Servicers, Inc. ("Westminster") whereby it refers customers to Westminster who introduces those customers' security transactions on a fully disclosed basis to a clearing firm.

Cash and Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2025 there were no cash equivalents.

Income taxes

Under the provisions of Subchapter S of the Internal Revenue Code, the company does not pay federal corporate income taxes. Instead, the shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit on his individual tax return.

2. Summary of Significant Accounting Policies (continued):

Accounts Receivable

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments-Credit Losses. The Company continually reviews the credit quality of its counterparties, and if necessary, an allowance will be established. Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2025. Management provides for an allowance for doubtful accounts based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful accounts at December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

3. Indemnification: As of December 31, 2025, there are no commitments resulting from indemnification nor claims made under indemnification that are known to the company. The Company maintains insurance policies to include customary errors and omissions (E&O), directors and officers (D&O) and cyber insurance policies in respect of indemnified claims that are a covered loss under such policies.

4. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule(Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of December 31, 2025 the Company had a net capital requirement of $5,000.

As of December 31, 2025 the Company had net capital of $118,995, which was $113,995 in excess of the required net capital. The Company had a ratio of aggregate indebtedness to net capital of 13.45% at December 31, 2025.

5. Segment Reporting:

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, agency transactions in mutual funds.

The accounting policies for fees are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the agency. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The company derives revenue primarily from North America. The company's chief decision maker is the company's president.

6. Commitments and Contingencies:

At December 31, 2025 the company had no commitments and contingencies to report.

7. Rhode Island State Taxes:

The Company pays income taxes to the state of Rhode Island at the rate of 7%.

8. Subsequent Events:

The Company has evaluated events occurring after December 31, 2025, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

N. E. Private Client, Ltd.
Schedule 1-Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2025

Net Capital	
Total shareholder's equity	$ 194,505
Deductions:	
Non allowable assets	(75,550)
Net Capital	118,955
Aggregate indebtedness	$ 16,000
Computation of basic net capital requirement	
Minimum net capital required based on aggregate indebtedness	$ 1,067
Minimum statutory net capital requirement	$ 5,000
Excess net capital	$ 113,955
Ratio of aggregate indebtedness to net capital	13.4505%

Reconciliation with the Company's computation of net capital

Net capital as reported in the Company's Part IIA (Unaudited)	
Focus report	$ 132,195
increase in taxes payable	(16,000)
Decrease in equity	(21,196)
Decrease in non-allowables	23,956
Net capital per above	$ 118,955

The FOCUS report was filed on January 23, 2026

N.E. Private Client, Ltd.
COMPUTATION FOR DETERMINATION OF RESERVE
AND INFORMATION RELATED TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

N.E. Private Client, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of N.E. Private Client, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3, in which (1) N.E. Private Client, Ltd. identified the following provision of 17 C.F.R. §15c3-3(k) under which N.E. Private Client, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(ii) (exemption provision) and (2) N.E. Private Client, Ltd. stated that N.E. Private Client, Ltd. met the identified exemption provision throughout the most recent fiscal year without exception. N.E. Private Client, Ltd.'s management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct business with mutual funds and retirement plans and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers ; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. N.E. Private Client, Ltd.'s management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client, Ltd.'s compliance with the exemption provision and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the exemption provisions under the Securities Exchange Act of 1934 or the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

Byrne & Company

Corona Del Mar, CA

April 21, 2026


N.E. PRIVATE CLIENT, LTD.
EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025


N.E. Private Client, Ltd., ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii)

(2)   The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3)   The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct business with mutual funds and retirement plans and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers ; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

I, Mark Hansen, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct, without exception.

Signature: _____
Mark Hansen